Exhibit 99.1

Suncor and Petro-Canada announce proposed Executive Team for merged company

Calgary, April 22, 2009 – Suncor Energy Inc. (Suncor) (TSX/SU; NYSE/SU) and Petro-Canada (Petro-Canada) (TSX/PCA; NYSE/PCZ) today announced the executive team that is expected to lead the combined company on closing of the proposed merger.

“Strong strategic leadership with a breadth and depth of experience will be key to our future success,” said Rick George, president and chief executive officer of Suncor, who will assume the same role in the merged company. “Today, we announce the individuals, who will be an integral part of that bright future. We are fortunate to have incredible bench strength from leaders at both companies -- not just at the executive team level, but straight through the whole organization.”

Continuing as chief operating officer (COO), Steve Williams’ primary role will be to oversee competitiveness, cost-efficiency and process reliability in all of Suncor’s operations, while ensuring a commitment to safe and sustainable development continues to be a Suncor hallmark.

A senior executive-level operating committee of business leaders will report directly to Mr. Williams, including:

•
Kirk Bailey will continue as executive vice president, Oil Sands, a position he has held with Suncor since 2007. His primary role is to lead improvements in safety, sustainability and competitiveness at the company’s oil sands operation.

•
Neil Camarta will assume the role of executive vice president, Natural Gas, responsible for the company's significant portfolio of natural gas-focused exploration and production activities in North America. Mr. Camarta currently serves as Petro-Canada’s senior vice president, Oil Sands.

•
Boris Jackman will assume the role of executive vice president, Refining and Marketing, continuing the downstream executive leadership role he has held with Petro-Canada since 1998. Mr. Jackman will have overall responsibility for operations at four refineries, as well as industrial and retail marketing of refined products and lubricants under the Petro-Canada brand.

•
Mike MacSween will become senior vice president, In-Situ, expanding his current role leading Suncor’s in-situ operations, a position he has held since April 2008. The combined assets of Petro-Canada and Suncor form a significant growth platform for growing in-situ oil sands recovery.

In addition to COO Steve Williams, Rick George's executive team will also include the following individuals.

•
Peter Kallos will continue to lead the merged company’s businesses in East Coast Canada, the North Sea, Northern Latin America and North Africa as executive vice president, International & Offshore, the same position Mr. Kallos currently holds with Petro-Canada.

•
Kevin Nabholz has led major project engineering, procurement and construction (EPC) at Suncor since 2002 and will continue in this role in the merged company as executive vice president, Major Projects. In this position, he is responsible for leading EPC for growth projects across the corporation in the upstream, downstream and renewable energy portfolios.

•
Jay Thornton will assume the role of executive vice president, Supply, Energy Trading and Renewables, with responsibility for marketing, logistics and energy trading. He will also maintain his role as lead executive of the company’s renewable energy strategies and development. Mr. Thornton is currently executive vice president, Refining and Marketing with Suncor.

•
Sue Lee will continue to lead human resources, communications and stakeholder relations as senior vice president, Human Resources and Public Affairs, ensuring the strategies and programs to achieve the new company’s growth potential are in place. Ms. Lee currently holds this role at Suncor. She will also remain as chair of the Suncor Energy Foundation.

•
As chief financial officer, Bart Demosky will direct financial operations, including investor relations and treasury and play a key role in ensuring Suncor has the financial strength necessary to support the merged company's significant growth potential. Mr. Demosky is currently senior vice president, Business Services with Suncor.

•
Andrew Stephens will assume the role of senior vice president, Business Services responsible for enterprise-wide business services and integration of technology and processes, including supply chain management. Mr. Stephens currently serves as senior vice president, Corporate Relations for Petro-Canada.

•
Terry Hopwood will continue in the role of senior vice president and general counsel, a position he has held at Suncor since 2002. In this role, he is responsible for all legal matters across the corporation.

•
Mark Little, currently senior vice president, Strategic Growth and Energy Trading for Suncor, will assume the role of senior vice president, Strategy and Integration with responsibility for co-leading the design and implementation strategies of merged processes, management systems and standards.

•	Mr. Little will be joined by Harry Roberts, who will become senior vice president, Integration. He currently serves as executive vice president and chief financial officer of Petro-Canada.

“Our goal is clear: to create Canada’s premier integrated energy company with the assets and expertise to be a global competitor,” said Mr. George. “We are looking to the experience and expertise of this new executive team to lead our efforts.”

“I remain grateful to Ron Brenneman, who will continue on as executive vice chairman to help steward the integration of these two great companies and our many talented employees into a new Canadian energy leader that is more than the sum of its parts,” Mr. George continued.

The new executive team will assume their positions only when all customary approvals are received and the merger closes. Until that time, current executive team members of Suncor and Petro-Canada will continue to provide leadership and guidance to their respective organizations.

A joint information circular and proxy statement is expected to be sent to all Suncor and Petro-Canada shareholders in early May. This document will include the proposed Board of Directors. A special meeting of Suncor and Petro-Canada shareholders will then be held on June 4, 2009 at the Wildrose Ballroom at the Sheraton Eau Claire in Calgary. The Petro-Canada meeting will be held at 9 a.m. and the Suncor meeting will be held at 1 p.m.

Completion of the proposed merger is conditional on approval of Suncor and Petro-Canada shareholders, compliance with the Competition Act and satisfaction of other customary approvals including regulatory, stock exchange and Court of Queen's Bench of Alberta approvals. It is expected that the merger will be completed in the third quarter of 2009.

For more information, visit [www.suncorpetro-canada.com].

Advisory Regarding Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "proposed", "platform", "goal", "expected" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this press release contains forward looking statements and information concerning: the merged company's assets, the name and leadership of the merged company; the timing of the shareholder meetings and publication of related shareholder materials to consider the proposed merger and the expected completion date of the proposed merger; the anticipated tax treatment of the proposed merger.

The forward-looking statements and information in this press release are based on certain key expectations and assumptions made by Suncor and Petro-Canada, including the receipt, in a timely manner, of regulatory, security holder and third party approvals in respect of the proposed merger. Although Suncor and Petro-Canada believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Suncor and Petro-Canada can give no assurance that they will prove to be correct.

This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction. Suncor and Petro-Canada have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail the shareholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Suncor, Petro-Canada or the merged company are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (http://www.sedar.com/), the SEC's website (http://www.sec.gov/) or, in the case of Suncor, at Suncor's website (http://www.suncor.com/), and in the case of Petro-Canada, at Petro-Canada's website (http://www.petro-canada.ca/).

The forward-looking statements and information contained in this press release are made as of the date hereof and Suncor and Petro-Canada undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

ABOUT SUNCOR

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66® brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy (U.S.A.) Inc. is an authorized licensee of the Phillips 66® brand and marks in the state of Colorado. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.

For further information about Suncor, please visit [www.suncor.com] or call

Investor inquiries: John Rogers, (403) 269-8670
Media inquiries:  Shawn Davis, (403) 920-8379

ABOUT PETRO-CANADA

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information about Petro-Canada, please visit [www.petro-canada.ca] or call:

Investor inquiries: Ken Hall, (403) 296-7859
Media inquiries:  Victoria Barrington, (403) 296-8589